Exhibit 99.7

RESOLUTION

of the Audit Commission

on 2006 Financial Statements of
OJSC Rostelecom

Moscow	April 16, 2007

The following members of the Audit Commission of OJSC Rostelecom were elected by the General Shareholders’ Meeting on June 09, 2006:

Chairman of the Audit Commission	O. G. Koroleva;

Members of the Audit Commission	S. N. Bocharova and N. S. Vorobyeva.

Acting within the authority defined by the Federal Law On Joint Stock Companies, the Charter of  OJSC Rostelecom and the Regulation on the Audit Commission of OJSC Rostelecom, the Audit Commission reviewed the Company’s financial and operating performance for the 2006 fiscal year.

The review of the Company’s annual financial statements for the fiscal year starting from January 1 till December 31, 2006, was carried out within the period starting from February 5 till April 15, 2007, in accordance with the decision of Rostelecom’s Audit Commission (Minutes No. 4 dated February 5, 2007).

The review based on the documents, accounting and taxation records, registers and clarifications provided by the Company’s management was aimed at examination that the Company accurately reflects business activities in its financial (accounting) statements, examination of the Company’s accounting principles and methods, as well as of the rules for preparation of financial (accounting) statements and the annual report.

The Audit Commission used test-check methods to review the Company’s transactions within the framework of the financial and operating activities.

Information on the Company

Company’s Full Name: Open Joint Stock Company for Long-Distance and International Telecommunications “Rostelecom”.

Legal Address: 15 Dostoevskogo St., Saint-Petersburg, 191002.

Sole Executive Authority Location: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047.

State Registration Date: September 23, 1993.

State Registration Number: 021.833.

Executives responsible for the Company’s book-keeping and preparation of accounting statements during the reviewed period were:

•                  General Director – Dmitry Ye. Yerokhin,

•                  Chief Accountant – Alexander A. Lutsky (before February 4, 2006), Roman A. Frolov (starting from February 4, 2006).

The supreme governing authority of the Company is the General Shareholders’ Meeting. During the periods between the General Shareholders’ Meetings the Company is run by the Board of Directors

headed by the Chairman. The collective executive authority of OJSC Rostelecom is the Management Board.

Company’s Key Performance Indicators in 2006

	Indicator	Unit	2005	2006
1.	Revenues from sales of goods, works, services	mln. rubles	40,291	60,033
2.	including revenues from telecommunications services	mln. rubles	39,775	59,481
3.	Cost of goods, works, services sold	mln. rubles	28,330	52,246
4.	including cost of telecommunications services	mln. rubles	27,906	51,675
5.	Operating profit	mln. rubles	11,961	7,786
6.	Profit before taxes	mln. rubles	12,158	9,895
7.	Net profit	mln. rubles	9,027	7,185
8.	OIBDA	mln. rubles	14,682	11,045
9.	Operating margin	%	29.69	12.97
10.	Return on sales	%	42.22	14.90
11.	Cost of 100 ruble earnings	%	70.31	87.03
12.	OIBDA margin	%	36.44	18.40
13.	Revenue per employee	thousand rubles	1,691.86	2,668.38
14.	Financial independence coefficient	—	0.74	0.73
15.	Long-term borrowed funds coefficient	—	0.14	0.12
16.	Average repayment period for accounts receivable	days	57.81	49.95
17.	Repayment period for accounts payable	days	80.74	48.14

Net assets amount to RUR 44,249 million.

The Company’s financial position as of December 31, 2006, is considered as stable. Key financial figures have sound values.

Accounting Statements

The Company’s accounting principles meet the requirements of relevant regulatory acts of the Russian Federation and are based on the Accounting Policy approved by the General Director’s Resolution No.445 as of December 30, 2005.

Accounting statements for 2006 were prepared within the time limits set by the Federal Law On Accounting and include balance sheet, profit and loss statement, appendices thereto, and an explanatory note.

During the review the Audit Commission did not detect any material violation of law of the Russian Federation or any material misrepresentations of financial and operating activities.

The Company’s accounting statements accurately and fully represent its financial and operating activities and results of operations required by management to run business day-to-day, as well as by investors, creditors, government bodies, and other stakeholders.

Material Business Facts

Rostelecom’s Corporate Governance Code and the Code of Ethics of OJSC Rostelecom (approved by the Board of Directors on April 28, 2004), the Declaration of Corporate Governance Principles of OJSC Rostelecom (approved by the Board of Directors on April 11, 2002) set the corporate governance principles of the Company. The regulations above were prepared by the Company according to the requirements and recommendations of the New York Stock Exchange, the U.S. Securities and Exchange Commission and the recommendations of the Federal Commission for the Securities Market (FCSM).

Pursuant Article 23. 3.18 of the Charter and the resolution of the Board of Directors of OJSC Rostelecom the Company’s General Director Dmitry Ye. Yerokhin was appointed for a 2-year’ term of office starting November 3, 2003, and then starting November 4, 2005. The labour contracts concluded with the General Director was approved by the Board of Directors.

The Company’s Management Board consisting of 11 members (as of the end of the year) has been formed by the Board of Directors in accordance with Article 23.3.9 of the Charter of OJSC Rostelecom. By resolution of the Company’s Board of Directors, term of office of the following members of Management Board were terminated: Stanislav P. Avdiyants, Yury A. Bilibin (on December 20, 2006), Konstantin V. Belyaev (on July 1, 2006), Igor A. Kalugin (on March 10, 2006), Alexander A. Lutsky (on February 14, 2006), Dmitry V. Sigalov (on July 1, 2006). Resolutions on issues within the competence of the Management Board’ were adopted in compliance with the Charter and the Regulations on the Management Board of OJSC Rostelecom.

Disclosure of information in the form of reports on material facts were made in compliance with the Regulations on the Information Disclosure by Issuers of Securities approved by the order No.05-5/pz-n dated March 16, 2005, of the Federal Service for Financial Markets Service of the Russian Federation, requirements and recommendations of the New York Stock Exchange and the U.S. Securities and Exchange Commission. No violations of such procedures were detected.

Lists of affiliated persons of the Company and changes to the list were prepared in compliance with the form set by the Regulations on the Information Disclosure by Issuers of Securities approved by order of the Federal Financial Markets Service as of March 16, 2005 No.05-5/pz-n. The lists of affiliated persons and changes to the list were posted on the Company’s web-site on a quarterly basis.

Internal Control System

In October, 2006, to improve the Company’s internal controls in accordance with the Sarbanes-Oxley Act the Internal Audit Department was created. Director of the Internal Audit Department is reporting to the Company’s Board of Directors and accountable to the Audit Committee and the Board of Directors for performing the following functions:

•                  independent evaluation and analysis of the Company’s financial position;

•                  compliance with the Company’s internal control procedures.

The Internal Audit Department provides the Company’s governing authorities with checking information in respect of financial and operating activities, including the information about risks detected while check-up.

Preparation of the Company’s financial statements is controlled in accordance with the Regulations on Internal Control over Financial Reporting of OJSC Rostelecom.

Conclusion

Upon results of the review of the Company’s financial and operating activities, the Audit Commission has concluded that:

•           resolutions on issues relating to financial and operating activities adopted in 2006 by the Management Board and the Board of Directors were in compliance with the applicable laws, regulations and the Charter of the Company;

•           2006 accounting statements accurately and fully reflect the financial position and the results of ‘financial and operating activities of the Company for the period from January 1 to December 31, 2006;

•           the Company’s 2006 annual report contains all relevant material information required to be disclosed by the applicable laws and regulations.

Chairman of the Audit Commission	/signed/	O. G. Koroleva

Members of the Audit Commission:	/signed/	S. N. Bocharova

	/signed/	N. S. Vorobyeva